

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 3, 2013

Via E-mail
Mr. John S. Wittler
Chief Financial Officer
Spartan Gold Ltd.
122 Fourth Ave., Suite 103
Indialantic, FL 32903

> **Re: Spartan Gold Ltd.**
> **Form 10-K**
> **Filed April 15, 2013**
> **File No. 1-34996**

Dear Mr. Wittler:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2012

Risk Factors, page 4

1. Your risk factors should focus on the specific factors that make an investment in your securities speculative or risky. You should avoid presenting risks that could apply to any issuer, and they should provide sufficient context for investors to understand how the risks relate to your particular company. Please also ensure the risks presented apply to you. For example, your statement that "[t]he research, development, distribution, marketing and selling of our products is subject to regulation by governmental regulatory authorities" on page 6 does not appear to relate to your operations. In future filings, please review and revise all of your risk factors to eliminate generic and inapplicable risks, and to elaborate on how you are specifically affected by the risks that you present.

2. In future filings, please include risk factors discussing the following, to the extent applicable:

    - the impact of your status as a penny stock issuer on the liquidity of the market for your shares.

    - any material weakness in internal controls over financial reporting.

    - conflicts of interest of your chief executive officer relating to his control of Sphere Resources, Inc., your main creditor and largest shareholder.

Management's Discussion and Analysis of Fianncial Condition and Results of Operation, page 9

Plan of Operation, page 10

3. In future filings please elaborate on your plan of operation. We note that your strategy is to advance your projects to the drilling stage. Please discuss what steps or milestones you plan to take or meet, and your timeframe for doing so.

Operating and Other Expenses, page 11

4. Please supplementally clarify the meaning of the second sentence under this heading. The connection between stock based compensation and payment for an option on mineral properties is not clear. Also, the dollar amounts of the various components of operating expenses for 2011 and 2012 do not add up to your totals. Please also explain how the costs associated with being a publicly-traded company varied from year-to-year.

Liquidity and Capital Resources, page 12

5. In future filings, please disclose additional information about the availability of cash to meet your cash requirements. For example, consider disclosures regarding:
    - the rate of negative cash flow per month;
    - the period of time that available cash can sustain current operations;
    - significant development milestones achieved;
    - material costs associated with the same;
    - the source of funds needed to cover those costs; and
    - how you propose funding your operations for the next twelve months, in future filings.

    Please show us what this disclosure would look like if it had been included in your 2012 10-K.

Management's Annual Report on Internal Control over Financial Reporting, page 37

6. Please supplementally describe in much greater detail your plan to remediate your internal control weaknesses, including the number of directors to be added to your board. Please also clarify what is meant by the sentence "[w]e understand that remediation of material weaknesses and efficiencies in internal controls is a continuing work in progress due to the issuance of new standards and promulgations." We may have further comment depending upon your response.

Executive Compensation, page 57

7. Please revise future filings to provide the narrative disclosure called for by Item 402(o) of Regulation S-K. This should include a discussion of the material terms of your employment agreements with each of your executive officers.

8. We note your disclosure that a fixed fee may be allowed to directors for attendance at each meeting. Please tell us whether you paid any director compensation in 2012. If you paid any director compensation in 2012, you must include the table required by Item 402(r) of Regulation S-K.

Certain Relationships and Related Party Transactions,

9. Please discuss your policies and procedures for the approval of related party transactions, as required by Item 404(b) of Regulation S-K, in future filings.

Form 10-Q

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

Special Note Concerning Forward-Looking Statements, page 15

10. We note your reference to the Private Securities Litigation Reform Act of 1995. Please note that as a penny-stock issuer, you may not rely upon the safe harbor provided by the PSLRA. Please remove this language in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at (202) 551-3743, Al Pavot at (202) 551-3738, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202) 551-3791, or, in his absence, Pam Long, Assistant Director, at (202) 551-3765, with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief